UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., BLX SOLUCIONES S.A. DE C.V.., Y BLADEX DEVELOPMENT CORP.., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2015 A NOVIEMBRE 2016 (En Miles de Balboas) *	1 de febrero 2017

	Variación		2015	2016
	Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	-735,781.85	-56.64	1,299,034.89	892,546.55	924,471.12	767,927.49	808,732.30	588,916.60	938,182.82	893,622.70	655,523.10	748,857.54	602,859.24	563,253.04	0.00
Depósitos Locales en Bancos	426.23	241.04	176.83	40,310.48	40,636.82	1,236.66	1,310.00	334.37	315.88	159.80	690.88	494.44	985.78	603.07	0.00
A la Vista	426.23	241.04	176.83	40,310.48	40,636.82	1,236.66	1,310.00	334.37	315.88	159.80	690.88	494.44	985.78	603.07	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	-736,208.06	-56.68	1,298,852.15	852,226.45	883,827.33	766,683.18	807,414.31	588,576.49	937,857.89	893,454.92	654,826.06	748,353.19	601,865.28	562,644.10	0.00
A la Vista	-686,208.06	-54.95	1,248,852.15	812,226.45	853,827.33	726,683.18	787,414.31	568,576.49	897,857.89	853,454.92	614,826.06	678,353.19	476,865.28	562,644.10	0.00
A Plazo	-50,000.00	-100.00	50,000.00	40,000.00	30,000.00	40,000.00	20,000.00	20,000.00	40,000.00	40,000.00	40,000.00	70,000.00	125,000.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	-0.03	-0.51	5.90	9.62	6.97	7.65	8.00	5.74	9.05	7.98	6.17	9.91	8.17	5.87	0.00
CARTERA CREDITICIA	-378,164.05	-5.67	6,670,969.15	6,389,073.70	6,526,540.32	6,510,557.73	6,329,826.96	6,353,958.43	6,479,735.86	6,394,382.08	6,478,289.72	6,349,602.41	6,504,786.66	6,292,805.09	0.00
Locales	42,561.68	9.21	462,190.09	444,746.94	411,776.20	407,842.64	430,643.89	435,807.54	456,738.16	470,386.03	484,909.20	493,089.64	537,153.21	504,751.77	0.00
Extranjero	-415,646.72	-6.67	6,229,559.37	5,965,107.70	6,131,205.94	6,125,479.46	5,921,947.44	5,940,915.27	6,063,586.49	5,963,677.30	6,033,061.75	5,900,292.17	6,011,412.85	5,813,912.65	0.00
Menos Provisiones	5,079.01	24.44	20,780.32	20,780.94	16,441.82	22,764.37	22,764.37	22,764.37	40,588.80	39,681.24	39,681.24	43,779.39	43,779.39	25,859.33	0.00
Locales	8,700.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	7,200.00	7,200.00	7,200.00	8,700.00	8,700.00	8,700.00	0.00
Extranjero	-3,620.99	-17.43	20,780.32	20,780.94	16,441.82	22,764.37	22,764.37	22,764.37	33,388.80	32,481.24	32,481.24	35,079.39	35,079.39	17,159.33	0.00
INVERSIONES EN VALORES	-181,128.03	-57.75	313,622.15	335,756.20	348,312.68	340,797.29	246,868.45	206,829.47	189,354.01	176,923.48	165,329.59	154,730.17	143,077.66	132,494.13	0.00
Locales	-26,772.89	-69.61	38,460.52	38,371.03	38,355.83	38,456.32	35,457.11	31,405.30	26,773.96	23,757.20	20,320.02	11,722.32	11,705.24	11,687.63	0.00
Extranjero	-154,239.81	-55.95	275,687.29	297,910.82	310,482.50	302,840.12	211,910.50	175,923.33	163,358.19	153,944.43	145,738.11	143,661.38	132,011.44	121,447.48	0.00
Menos Provisiones	115.33	21.94	525.65	525.65	525.65	499.15	499.15	499.15	778.14	778.14	728.53	653.53	639.01	640.98	0.00
Locales	41.06	0.00	0.00	0.00	0.00	225.11	177.97	177.97	171.12	171.12	121.82	40.93	41.00	41.06	0.00
Extranjero	74.26	14.13	525.65	525.65	525.65	274.04	321.19	321.19	607.02	607.02	606.72	612.60	598.01	599.92	0.00
OTROS ACTIVOS	31,995.15	35.11	91,133.02	133,252.45	121,184.73	137,422.91	99,881.71	89,213.02	99,478.87	98,306.97	138,429.79	104,491.91	99,239.24	123,128.17	0.00
Locales	20,764.39	103.05	20,149.13	25,864.99	28,361.67	39,331.86	29,504.17	29,170.63	27,105.27	31,332.87	58,051.89	38,771.36	27,098.98	40,913.53	0.00
Extranjero	11,230.75	15.82	70,983.89	107,387.46	92,823.06	98,091.04	70,377.54	60,042.39	72,373.59	66,974.09	80,377.90	65,720.55	72,140.26	82,214.64	0.00
TOTAL DE ACTIVOS	-1,263,078.79	-15.08	8,374,759.21	7,750,628.90	7,920,508.84	7,756,705.41	7,485,309.42	7,238,917.52	7,706,751.55	7,563,235.23	7,437,572.20	7,357,682.04	7,349,962.80	7,111,680.43	0.00
DEPOSITOS	-66,673.11	-2.39	2,795,469.21	2,723,372.17	3,198,593.02	3,073,378.32	3,079,590.94	2,669,177.17	3,206,299.63	3,235,841.34	3,252,016.52	3,126,004.06	3,100,812.75	2,728,796.10	0.00
Locales	-38,084.00	-8.19	465,214.34	457,663.88	453,808.06	456,340.80	419,997.92	454,448.88	491,581.57	476,079.99	447,966.55	472,336.39	433,371.73	427,130.34	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-1,217.20	-0.86	141,605.19	131,024.78	131,165.23	137,710.47	137,359.30	147,813.08	168,912.07	163,407.41	148,771.79	147,611.51	140,611.32	140,388.00	0.00
A la Vista	-11,217.20	-96.66	11,605.19	11,024.78	11,165.23	2,710.47	2,359.30	2,813.08	3,912.07	8,407.41	8,771.79	7,611.51	611.32	388.00	0.00
A Plazo	10,000.00	7.69	130,000.00	120,000.00	120,000.00	135,000.00	135,000.00	145,000.00	165,000.00	155,000.00	140,000.00	140,000.00	140,000.00	140,000.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-36,866.81	-11.39	323,609.15	326,639.10	322,642.83	318,630.32	282,638.62	306,635.80	322,669.50	312,672.58	299,194.76	324,724.87	292,760.41	286,742.34	0.00
A la Vista	-15.00	-100.00	15.00	15.00	15.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-36,851.81	-11.39	323,594.15	326,624.10	322,627.83	318,630.32	282,638.62	306,635.80	322,669.50	312,672.58	299,194.76	324,724.87	292,760.41	286,742.34	0.00
Extranjero	-28,589.11	-1.23	2,330,254.86	2,265,708.29	2,744,784.96	2,617,037.52	2,659,593.02	2,214,728.29	2,714,718.06	2,759,761.36	2,804,049.97	2,653,667.68	2,667,441.02	2,301,665.75	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-88,696.01	-42.50	208,688.80	153,196.61	358,499.31	392,688.98	355,096.85	297,816.58	180,309.10	122,105.99	144,653.43	152,367.91	144,770.87	119,992.79	0.00
A la Vista	-34,474.05	-83.50	41,286.50	36,220.90	55,673.18	25,050.83	38,839.98	31,601.20	6,129.00	9,945.08	11,608.40	15,744.25	3,122.73	6,812.45	0.00
A Plazo	-54,221.96	-32.39	167,402.30	116,975.71	302,826.14	367,638.15	316,256.87	266,215.38	174,180.10	112,160.90	133,045.03	136,623.66	141,648.14	113,180.34	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	60,106.90	2.83	2,121,566.06	2,112,511.67	2,386,285.65	2,224,348.54	2,304,496.18	1,916,911.71	2,534,408.96	2,637,655.37	2,659,396.54	2,501,299.77	2,522,670.15	2,181,672.96	0.00
A la Vista	-111,531.51	-58.41	190,932.34	122,166.90	98,689.16	95,884.29	121,650.87	171,029.42	152,204.87	143,439.53	165,957.38	229,179.65	149,272.12	79,400.83	0.00
A Plazo	171,638.41	8.89	1,930,633.72	1,990,344.77	2,287,596.49	2,128,464.25	2,182,845.30	1,745,882.29	2,382,204.09	2,494,215.84	2,493,439.16	2,272,120.12	2,373,398.03	2,102,272.13	0.00
OBLIGACIONES	-1,248,320.17	-28.16	4,433,271.29	3,833,864.66	3,556,252.59	3,511,966.57	3,262,547.83	3,430,219.34	3,357,088.25	3,160,845.05	3,011,643.28	3,065,263.17	3,061,079.53	3,184,951.12	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-1,248,320.17	-28.16	4,433,271.29	3,833,864.66	3,556,252.59	3,511,966.57	3,262,547.83	3,430,219.34	3,357,088.25	3,160,845.05	3,011,643.28	3,065,263.17	3,061,079.53	3,184,951.12	0.00
OTROS PASIVOS	16,027.77	17.81	89,977.30	129,117.01	103,453.31	105,485.96	81,495.78	67,323.04	74,203.54	100,413.08	95,763.00	82,519.20	108,388.54	106,005.08	0.00
Locales	977.46	8.91	10,970.40	11,612.63	12,039.19	12,543.43	9,121.51	11,122.54	12,891.78	24,323.28	13,024.95	15,073.83	11,321.76	11,947.86	0.00
Extranjero	15,050.32	19.05	79,006.90	117,504.38	91,414.12	92,942.53	72,374.27	56,200.49	61,311.75	76,089.80	82,738.05	67,445.37	97,066.78	94,057.21	0.00
PATRIMONIO	35,886.72	3.40	1,056,041.41	1,064,275.06	1,062,209.92	1,065,874.57	1,061,674.87	1,072,197.97	1,069,160.15	1,066,135.76	1,078,149.40	1,083,895.60	1,079,681.98	1,091,928.13	0.00
Capital	4,635.97	1.42	326,688.69	327,015.00	327,223.98	327,347.30	327,859.20	328,156.37	328,539.46	328,812.65	329,152.58	330,807.04	331,070.10	331,324.66	0.00
Reservas de Capital	-0.27	0.00	95,210.42	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00
Otras Reservas	14,988.31	13.51	110,933.49	109,479.69	122,017.10	115,895.02	115,293.90	112,735.24	103,201.92	106,859.11	106,416.59	104,860.49	109,610.02	125,921.80	0.00
Provisiones Dinámicas	2,356.10	2.24	105,035.79	105,035.79	105,035.79	105,035.79	105,035.79	105,035.79	105,035.79	105,035.79	105,035.79	105,035.79	107,391.89	107,391.89	0.00
Otras Reservas	12,632.21	214.19	5,897.71	4,443.90	16,981.31	10,859.24	10,258.12	7,699.45	-1,833.87	1,823.33	1,380.80	-175.30	2,218.14	18,529.91	0.00
Utilidad de Periodos Anteriores	18,651.21	4.39	424,597.16	531,868.12	508,513.51	509,653.63	494,625.62	496,780.28	496,951.21	480,094.15	479,113.61	477,188.34	456,544.56	443,248.37	0.00
Utilidad de Periodo	-10,874.06	-10.14	107,269.92	12,679.93	20,403.57	22,999.72	31,764.74	42,011.39	46,515.90	56,122.87	67,363.29	74,722.69	86,291.25	96,395.86	0.00
Ganancia o Perdida en Valores Disponible para la venta	8,485.55	-98.01	-8,658.27	-11,977.81	-11,158.40	-5,231.25	-3,078.75	-2,695.46	-1,258.49	-963.18	893.18	1,106.89	955.91	-172.72	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	-1,263,078.79	-15.08	8,374,759.21	7,750,628.90	7,920,508.84	7,756,705.41	7,485,309.42	7,238,917.52	7,706,751.55	7,563,235.23	7,437,572.20	7,357,682.04	7,349,962.80	7,111,680.43	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., BLX SOLUCIONES S.A DE C.V., BLADEX DEVELOPMENT CORP.., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2015 A NOVIEMBRE 2016 (En Miles de Balboas) *	1 de febrero 2017

	2015	2016
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumlado
Ingresos Por Intereses	220,032.44	20,528.30	19,665.01	20,965.65	19,936.39	20,528.31	20,007.54	21,071.65	19,660.97	20,517.91	20,704.17	20,362.40	0.00	223,948.28
Préstamos	209,578.80	19,443.48	18,763.59	20,046.16	19,217.98	19,769.34	19,255.12	20,201.32	18,945.80	19,816.49	20,049.40	19,821.59	0.00	215,330.25
Depósitos	2,050.08	448.29	267.74	455.16	263.54	267.15	362.61	398.36	348.39	394.72	347.71	271.52	0.00	3,825.18
Inversiones	8,403.57	636.53	633.69	464.33	454.87	491.82	389.81	471.96	366.78	306.71	307.06	269.29	0.00	4,792.85
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	75,135.71	7,330.17	6,821.72	7,564.85	7,359.57	7,621.85	7,380.74	8,387.31	7,577.98	7,316.51	7,697.60	7,627.36	0.00	82,685.65
Intereses Pagados	74,833.21	7,308.84	6,796.98	7,533.95	7,337.49	7,598.96	7,351.30	8,112.61	7,576.26	7,307.66	7,696.32	7,625.72	0.00	82,246.10
Comisiones	302.50	21.32	24.74	30.90	22.08	22.88	29.43	274.70	1.71	8.85	1.29	1.64	0.00	439.55
Ingreso Neto de Intereses	144,896.73	13,198.13	12,843.29	13,400.79	12,576.82	12,906.46	12,626.80	12,684.34	12,083.00	13,201.40	13,006.57	12,735.04	0.00	141,262.63
Otros Ingresos	224,543.26	21,106.86	11,743.58	29,905.61	20,784.61	26,267.17	21,153.89	14,097.87	11,477.45	14,187.56	21,744.20	34,864.08	0.00	227,332.88
Comisiones	19,399.94	831.69	766.21	842.14	746.00	1,818.92	1,802.14	1,030.01	1,285.48	1,168.30	1,614.46	842.08	0.00	12,747.43
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	205,143.32	20,275.17	10,977.37	29,063.47	20,038.61	24,448.24	19,351.76	13,067.86	10,191.97	13,019.26	20,129.74	34,021.99	0.00	214,585.45
Ingresos de Operaciones	369,440.00	34,304.99	24,586.87	43,306.40	33,361.43	39,173.63	33,780.69	26,782.20	23,560.45	27,388.96	34,750.77	47,599.11	0.00	368,595.51
Egresos Generales	249,967.95	21,625.06	16,863.23	39,479.97	24,596.41	28,926.98	17,731.53	17,175.23	13,352.72	16,211.28	23,191.65	37,219.91	0.00	256,373.99
Gastos Administrativos	32,523.49	1,865.95	2,010.08	3,736.45	3,164.37	3,314.70	-973.20	2,338.33	2,320.61	2,249.40	2,308.09	2,497.05	0.00	24,831.81
Gastos Generales	8,075.80	476.10	519.98	899.01	879.98	656.37	556.68	690.82	662.57	541.13	610.22	518.93	0.00	7,011.79
Gastos de Depreciación	1,940.45	150.69	142.73	142.72	142.11	141.98	135.56	125.75	271.90	194.25	190.31	194.59	0.00	1,832.60
Otros Gastos	207,428.21	19,132.32	14,190.45	34,701.79	20,409.94	24,813.94	18,012.49	14,020.34	10,097.64	13,226.50	20,083.03	34,009.34	0.00	222,697.78
Utilidad antes de Provisiones	119,472.05	12,679.93	7,723.64	3,826.43	8,765.02	10,246.65	16,049.16	9,606.97	10,207.73	11,177.68	11,559.12	10,379.20	0.00	112,221.52
Provisiones por Cuentas Malas	12,216.81	0.00	0.00	1,230.28	0.00	0.00	11,544.64	0.00	-1,032.68	3,818.27	-9.44	274.58	0.00	15,825.66
Utilidad del Periodo	107,255.24	12,679.93	7,723.64	2,596.15	8,765.02	10,246.65	4,504.52	9,606.97	11,240.41	7,359.40	11,568.56	10,104.62	0.00	96,395.86

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA, BLADEX INVESTIMENTOS LTDA., BLX SOLUCIONES S.A. DE C.V.., AND BLADEX DEVELOPMENT CORP.., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2015 - NOVEMBER 2016 (In Thousand Balboas) *	FEBRUARY 1, 2017

	Absolute		2015	2016
	Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	-735,781.85	-56.64	1,299,034.89	892,546.55	924,471.12	767,927.49	808,732.30	588,916.60	938,182.82	893,622.70	655,523.10	748,857.54	602,859.24	563,253.04	0.00
Local Deposits in Banks	426.23	241.04	176.83	40,310.48	40,636.82	1,236.66	1,310.00	334.37	315.88	159.80	690.88	494.44	985.78	603.07	0.00
Demand	426.23	241.04	176.83	40,310.48	40,636.82	1,236.66	1,310.00	334.37	315.88	159.80	690.88	494.44	985.78	603.07	0.00
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	-736,208.06	-56.68	1,298,852.15	852,226.45	883,827.33	766,683.18	807,414.31	588,576.49	937,857.89	893,454.92	654,826.06	748,353.19	601,865.28	562,644.10	0.00
Demand	-686,208.06	-54.95	1,248,852.15	812,226.45	853,827.33	726,683.18	787,414.31	568,576.49	897,857.89	853,454.92	614,826.06	678,353.19	476,865.28	562,644.10	0.00
Time	-50,000.00	-100.00	50,000.00	40,000.00	30,000.00	40,000.00	20,000.00	20,000.00	40,000.00	40,000.00	40,000.00	70,000.00	125,000.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	-0.03	-0.51	5.90	9.62	6.97	7.65	8.00	5.74	9.05	7.98	6.17	9.91	8.17	5.87	0.00
CREDIT PORTFOLIO	-378,164.05	-5.67	6,670,969.15	6,389,073.70	6,526,540.32	6,510,557.73	6,329,826.96	6,353,958.43	6,479,735.86	6,394,382.08	6,478,289.72	6,349,602.41	6,504,786.66	6,292,805.09	0.00
Local	42,561.68	9.21	462,190.09	444,746.94	411,776.20	407,842.64	430,643.89	435,807.54	456,738.16	470,386.03	484,909.20	493,089.64	537,153.21	504,751.77	0.00
Foreign	-415,646.72	-6.67	6,229,559.37	5,965,107.70	6,131,205.94	6,125,479.46	5,921,947.44	5,940,915.27	6,063,586.49	5,963,677.30	6,033,061.75	5,900,292.17	6,011,412.85	5,813,912.65	0.00
Less Allowance	5,079.01	24.44	20,780.32	20,780.94	16,441.82	22,764.37	22,764.37	22,764.37	40,588.80	39,681.24	39,681.24	43,779.39	43,779.39	25,859.33	0.00
Local	8,700.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	7,200.00	7,200.00	7,200.00	8,700.00	8,700.00	8,700.00	0.00
Foreign	-3,620.99	-17.43	20,780.32	20,780.94	16,441.82	22,764.37	22,764.37	22,764.37	33,388.80	32,481.24	32,481.24	35,079.39	35,079.39	17,159.33	0.00
INVESTMENT SECURITIES	-181,128.03	-57.75	313,622.15	335,756.20	348,312.68	340,797.29	246,868.45	206,829.47	189,354.01	176,923.48	165,329.59	154,730.17	143,077.66	132,494.13	0.00
Local	-26,772.89	-69.61	38,460.52	38,371.03	38,355.83	38,456.32	35,457.11	31,405.30	26,773.96	23,757.20	20,320.02	11,722.32	11,705.24	11,687.63	0.00
Foreign	-154,239.81	-55.95	275,687.29	297,910.82	310,482.50	302,840.12	211,910.50	175,923.33	163,358.19	153,944.43	145,738.11	143,661.38	132,011.44	121,447.48	0.00
Less Allowance	115.33	21.94	525.65	525.65	525.65	499.15	499.15	499.15	778.14	778.14	728.53	653.53	639.01	640.98	0.00
Local	41.06	0.00	0.00	0.00	0.00	225.11	177.97	177.97	171.12	171.12	121.82	40.93	41.00	41.06	0.00
Foreign	74.26	14.13	525.65	525.65	525.65	274.04	321.19	321.19	607.02	607.02	606.72	612.60	598.01	599.92	0.00
OTHER ASSETS	31,995.15	35.11	91,133.02	133,252.45	121,184.73	137,422.91	99,881.71	89,213.02	99,478.87	98,306.97	138,429.79	104,491.91	99,239.24	123,128.17	0.00
Local	20,764.39	103.05	20,149.13	25,864.99	28,361.67	39,331.86	29,504.17	29,170.63	27,105.27	31,332.87	58,051.89	38,771.36	27,098.98	40,913.53	0.00
Foreign	11,230.75	15.82	70,983.89	107,387.46	92,823.06	98,091.04	70,377.54	60,042.39	72,373.59	66,974.09	80,377.90	65,720.55	72,140.26	82,214.64	0.00
TOTAL ASSETS	-1,263,078.79	-15.08	8,374,759.21	7,750,628.90	7,920,508.84	7,756,705.41	7,485,309.42	7,238,917.52	7,706,751.55	7,563,235.23	7,437,572.20	7,357,682.04	7,349,962.80	7,111,680.43	0.00
DEPOSITS	-66,673.11	-2.39	2,795,469.21	2,723,372.17	3,198,593.02	3,073,378.32	3,079,590.94	2,669,177.17	3,206,299.63	3,235,841.34	3,252,016.52	3,126,004.06	3,100,812.75	2,728,796.10	0.00
Local	-38,084.00	-8.19	465,214.34	457,663.88	453,808.06	456,340.80	419,997.92	454,448.88	491,581.57	476,079.99	447,966.55	472,336.39	433,371.73	427,130.34	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-1,217.20	-0.86	141,605.19	131,024.78	131,165.23	137,710.47	137,359.30	147,813.08	168,912.07	163,407.41	148,771.79	147,611.51	140,611.32	140,388.00	0.00
Demand	-11,217.20	-96.66	11,605.19	11,024.78	11,165.23	2,710.47	2,359.30	2,813.08	3,912.07	8,407.41	8,771.79	7,611.51	611.32	388.00	0.00
Time	10,000.00	7.69	130,000.00	120,000.00	120,000.00	135,000.00	135,000.00	145,000.00	165,000.00	155,000.00	140,000.00	140,000.00	140,000.00	140,000.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-36,866.81	-11.39	323,609.15	326,639.10	322,642.83	318,630.32	282,638.62	306,635.80	322,669.50	312,672.58	299,194.76	324,724.87	292,760.41	286,742.34	0.00
Demand	-15.00	-100.00	15.00	15.00	15.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	-36,851.81	-11.39	323,594.15	326,624.10	322,627.83	318,630.32	282,638.62	306,635.80	322,669.50	312,672.58	299,194.76	324,724.87	292,760.41	286,742.34	0.00
Foreign	-28,589.11	-1.23	2,330,254.86	2,265,708.29	2,744,784.96	2,617,037.52	2,659,593.02	2,214,728.29	2,714,718.06	2,759,761.36	2,804,049.97	2,653,667.68	2,667,441.02	2,301,665.75	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-88,696.01	-42.50	208,688.80	153,196.61	358,499.31	392,688.98	355,096.85	297,816.58	180,309.10	122,105.99	144,653.43	152,367.91	144,770.87	119,992.79	0.00
Demand	-34,474.05	-83.50	41,286.50	36,220.90	55,673.18	25,050.83	38,839.98	31,601.20	6,129.00	9,945.08	11,608.40	15,744.25	3,122.73	6,812.45	0.00
Time	-54,221.96	-32.39	167,402.30	116,975.71	302,826.14	367,638.15	316,256.87	266,215.38	174,180.10	112,160.90	133,045.03	136,623.66	141,648.14	113,180.34	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	60,106.90	2.83	2,121,566.06	2,112,511.67	2,386,285.65	2,224,348.54	2,304,496.18	1,916,911.71	2,534,408.96	2,637,655.37	2,659,396.54	2,501,299.77	2,522,670.15	2,181,672.96	0.00
Demand	-111,531.51	-58.41	190,932.34	122,166.90	98,689.16	95,884.29	121,650.87	171,029.42	152,204.87	143,439.53	165,957.38	229,179.65	149,272.12	79,400.83	0.00
Time	171,638.41	8.89	1,930,633.72	1,990,344.77	2,287,596.49	2,128,464.25	2,182,845.30	1,745,882.29	2,382,204.09	2,494,215.84	2,493,439.16	2,272,120.12	2,373,398.03	2,102,272.13	0.00
BORROWINGS	-1,248,320.17	-28.16	4,433,271.29	3,833,864.66	3,556,252.59	3,511,966.57	3,262,547.83	3,430,219.34	3,357,088.25	3,160,845.05	3,011,643.28	3,065,263.17	3,061,079.53	3,184,951.12	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-1,248,320.17	-28.16	4,433,271.29	3,833,864.66	3,556,252.59	3,511,966.57	3,262,547.83	3,430,219.34	3,357,088.25	3,160,845.05	3,011,643.28	3,065,263.17	3,061,079.53	3,184,951.12	0.00
OTHER LIABILITIES	16,027.77	17.81	89,977.30	129,117.01	103,453.31	105,485.96	81,495.78	67,323.04	74,203.54	100,413.08	95,763.00	82,519.20	108,388.54	106,005.08	0.00
Local	977.46	8.91	10,970.40	11,612.63	12,039.19	12,543.43	9,121.51	11,122.54	12,891.78	24,323.28	13,024.95	15,073.83	11,321.76	11,947.86	0.00
Foreign	15,050.32	19.05	79,006.90	117,504.38	91,414.12	92,942.53	72,374.27	56,200.49	61,311.75	76,089.80	82,738.05	67,445.37	97,066.78	94,057.21	0.00
STOCKHOLDERS´ EQUITY	35,886.72	3.40	1,056,041.41	1,064,275.06	1,062,209.92	1,065,874.57	1,061,674.87	1,072,197.97	1,069,160.15	1,066,135.76	1,078,149.40	1,083,895.60	1,079,681.98	1,091,928.13	0.00
Capital	4,635.97	1.42	326,688.69	327,015.00	327,223.98	327,347.30	327,859.20	328,156.37	328,539.46	328,812.65	329,152.58	330,807.04	331,070.10	331,324.66	0.00
Capital Reserves	-0.27	0.00	95,210.42	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00
Other Reserves	14,988.31	13.51	110,933.49	109,479.69	122,017.10	115,895.02	115,293.90	112,735.24	103,201.92	106,859.11	106,416.59	104,860.49	109,610.02	125,921.80	0.00
Dynamic Provision	2,356.10	2.24	105,035.79	105,035.79	105,035.79	105,035.79	105,035.79	105,035.79	105,035.79	105,035.79	105,035.79	105,035.79	107,391.89	107,391.89	0.00
Other Reserves	12,632.21	214.19	5,897.71	4,443.90	16,981.31	10,859.24	10,258.12	7,699.45	-1,833.87	1,823.33	1,380.80	-175.30	2,218.14	18,529.91	0.00
Retained Earnings	18,651.21	4.39	424,597.16	531,868.12	508,513.51	509,653.63	494,625.62	496,780.28	496,951.21	480,094.15	479,113.61	477,188.34	456,544.56	443,248.37	0.00
Net Income	-10,874.06	-10.14	107,269.92	12,679.93	20,403.57	22,999.72	31,764.74	42,011.39	46,515.90	56,122.87	67,363.29	74,722.69	86,291.25	96,395.86	0.00
Gain or Loss in Securities available for sale	8,485.55	-98.01	-8,658.27	-11,977.81	-11,158.40	-5,231.25	-3,078.75	-2,695.46	-1,258.49	-963.18	893.18	1,106.89	955.91	-172.72	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	-1,263,078.79	-15.08	8,374,759.21	7,750,628.90	7,920,508.84	7,756,705.41	7,485,309.42	7,238,917.52	7,706,751.55	7,563,235.23	7,437,572.20	7,357,682.04	7,349,962.80	7,111,680.43	0.00

.00&

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., BLX SOLUCIONES S.A. DE C.V.., AND BLADEX DEVELOPMENT CORP.., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

INCOME STATEMENT BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2015 - NOVEMBER 2016 (In Thousand Balboas) *	FEBRUARY 01, 2017

	2015	2016
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	220,032.44	20,528.30	19,665.01	20,965.65	19,936.39	20,528.31	20,007.54	21,071.65	19,660.97	20,517.91	20,704.17	20,362.40	0.00	223,948.28
Loans	209,578.80	19,443.48	18,763.59	20,046.16	19,217.98	19,769.34	19,255.12	20,201.32	18,945.80	19,816.49	20,049.40	19,821.59	0.00	215,330.25
Deposits	2,050.08	448.29	267.74	455.16	263.54	267.15	362.61	398.36	348.39	394.72	347.71	271.52	0.00	3,825.18
Investments	8,403.57	636.53	633.69	464.33	454.87	491.82	389.81	471.96	366.78	306.71	307.06	269.29	0.00	4,792.85
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	75,135.71	7,330.17	6,821.72	7,564.85	7,359.57	7,621.85	7,380.74	8,387.31	7,577.98	7,316.51	7,697.60	7,627.36	0.00	82,685.65
Interest	74,833.21	7,308.84	6,796.98	7,533.95	7,337.49	7,598.96	7,351.30	8,112.61	7,576.26	7,307.66	7,696.32	7,625.72	0.00	82,246.10
Commissions	302.50	21.32	24.74	30.90	22.08	22.88	29.43	274.70	1.71	8.85	1.29	1.64	0.00	439.55
Net Interest Income	144,896.73	13,198.13	12,843.29	13,400.79	12,576.82	12,906.46	12,626.80	12,684.34	12,083.00	13,201.40	13,006.57	12,735.04	0.00	141,262.63
Other Income	224,543.26	21,106.86	11,743.58	29,905.61	20,784.61	26,267.17	21,153.89	14,097.87	11,477.45	14,187.56	21,744.20	34,864.08	0.00	227,332.88
Commissions	19,399.94	831.69	766.21	842.14	746.00	1,818.92	1,802.14	1,030.01	1,285.48	1,168.30	1,614.46	842.08	0.00	12,747.43
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	205,143.32	20,275.17	10,977.37	29,063.47	20,038.61	24,448.24	19,351.76	13,067.86	10,191.97	13,019.26	20,129.74	34,021.99	0.00	214,585.45
Operating Income	369,440.00	34,304.99	24,586.87	43,306.40	33,361.43	39,173.63	33,780.69	26,782.20	23,560.45	27,388.96	34,750.77	47,599.11	0.00	368,595.51
Operating Expenses	249,967.95	21,625.06	16,863.23	39,479.97	24,596.41	28,926.98	17,731.53	17,175.23	13,352.72	16,211.28	23,191.65	37,219.91	0.00	256,373.99
Administrative expenses	32,523.49	1,865.95	2,010.08	3,736.45	3,164.37	3,314.70	-973.20	2,338.33	2,320.61	2,249.40	2,308.09	2,497.05	0.00	24,831.81
General expenses	8,075.80	476.10	519.98	899.01	879.98	656.37	556.68	690.82	662.57	541.13	610.22	518.93	0.00	7,011.79
Depreciation	1,940.45	150.69	142.73	142.72	142.11	141.98	135.56	125.75	271.90	194.25	190.31	194.59	0.00	1,832.60
Other expenses	207,428.21	19,132.32	14,190.45	34,701.79	20,409.94	24,813.94	18,012.49	14,020.34	10,097.64	13,226.50	20,083.03	34,009.34	0.00	222,697.78
Net Income before provision for loan losses	119,472.05	12,679.93	7,723.64	3,826.43	8,765.02	10,246.65	16,049.16	9,606.97	10,207.73	11,177.68	11,559.12	10,379.20	0.00	112,221.52
Provision for loan losses	12,216.81	0.00	0.00	1,230.28	0.00	0.00	11,544.64	0.00	-1,032.68	3,818.27	-9.44	274.58	0.00	15,825.66
Net Income	107,255.24	12,679.93	7,723.64	2,596.15	8,765.02	10,246.65	4,504.52	9,606.97	11,240.41	7,359.40	11,568.56	10,104.62	0.00	96,395.86

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).